Cue Energy Resources Limited

A.B.N. 45 066 383 971

[redacted]

08006040

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SUPPL

SEC
Mail Processing
Section

OCT 16 2008

Washington, DC
101

30 September 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 01 2008
THOMSON REUTERS

dlg 11/26

Corporate Governance Statement

Introduction

The Directors of Cue Energy Resources Limited recognize the need for high standards of corporate governance and are focused on fulfilling their responsibilities individually and as a board to all of the Company stakeholders. The board supports the guidelines on the "Principles of Good Corporate Governance and Best Practice Recommendations" established by the ASX Corporate Governance Council.

Given the size and structure of the Company, the nature of its business, the stage of its development and the cost of strict and detailed compliance with all of the recommendations the Company has adopted some modified systems, procedures and practices which it considers allow it to meet the principles of good corporate governance.

The Company practices aim for consistency with those of the guidelines and its recommendations. The Company considers that its adopted practices are appropriate to it in this regard. At the end of this Corporate Governance Statement a table is included detailing the recommendations with which the Company does not strictly comply.

The following detail addresses the Company practices in complying with the principles.

Principle 1: Laying Solid Foundations for Management and Oversight

The role of the Board is to lead and oversee the management and direction of the Company.

After appropriate consultation with executive management, the board:

- defines and sets its business objectives. It subsequently monitors performance and achievements of the Company's objectives;
- oversees the reporting on matters of compliance with corporate policies and laws, takes responsibility for risk management processes and a review of executive management of the Company;
- monitors and approves financial performance and budgets; and
- reports to shareholders.

Principle 2: Structuring the Board to Add Value

Composition of the Board

The ASX Corporate Governance Council recommends that composition of the board be determined so as to provide a Company with a broad base of industry, business, technical, administrative and corporate skill and experience considered necessary to represent shareholders and fulfill the business objectives of a Company.

The recommendations of best practice are that a majority of the Directors and in particular the chairperson should be independent. An independent Director is one who:

- does not hold an executive position;
- is not a substantial shareholder of the Company or an officer or otherwise associated directly or indirectly with a substantial shareholder of the Company;
- has not within the last 3 years been employed in an executive capacity by the Company or another group member or been a Director after ceasing to hold such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of, or otherwise associated directly or indirectly with a significant supplier or customer;
- has no significant contractual relationship with the Company or any other group member other than as a Director of the Company; and
- is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the Directors ability to act in the best interests of the Company.

It is considered that a majority of independent Directors is not the optimal composition to add value to your Company. This is due to the size and nature of the Company's business and risk profile of the Company. Corporate Governance practices are in place to support competent and objective operation of the board and to provide investor assurance in relation to board decision making.

Nomination of Other Board Members

The board at least annually reviews its composition to determine if additional core strengths are required to be added to the board in light of the nature of the Company businesses and its objectives. The board does not believe that at this point in the Company's development it is necessary to appoint additional Directors.

Independent Advice

Each of the Directors are entitled to seek independent advice at Company expense to assist them to carry out their responsibilities.

Principle 3: Promotion of Ethical and Responsible Decision-Making

Directors, officers, employees and consultants to the Company are required to observe high standards of behaviour and business ethics in conducting business on behalf of the Company and they are required to maintain a reputation of integrity on the part of both the Company and themselves. The Company does not contract with or otherwise engage any person or party where it considers integrity may be compromised.

Directors are required to disclose to the board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Director or the interests of any other party in so far as it affects the activities of the Company and to act in accordance with the Corporations Act if conflict cannot be removed or if it persists. That involves taking no part in the decision making process or discussions where that conflict does arise.

Directors are required to make disclosure of any share trading. The Company policy in relation to share trading is that officers are prohibited to trade whilst in possession of unpublished price sensitive information concerning the Company. That is information which a reasonable person would expect to have a material affect on the price or value of the Company shares. An officer must discuss the proposal to acquire or sell shares with the chairman prior to doing so to ensure that there is no price sensitive information of which that officer might not be aware. The undertaking of any trading in shares must be notified to the Company secretary who makes disclosure to ASX.

Principle 4: Safe Guarding Integrity in Financial Reporting

An Audit Committee has been established.

The committee consists of the following:

E.G. Albers (Chairman)
L.Musca
R.G. Tweedie

The main responsibilities of the Audit Committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;

- monitor compliance with statutory and Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The Chief Executive Officer and the Chief Financial Officer are required to state in writing that the Company's Financial Reports present a true and fair view in all material respects of the Company's financial condition and operational results in accordance with relevant accounting standards.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees of non audit services, is provided in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Board.

Each board member has access to the external auditors and the auditor has access to each board member.

Principle 5: Making Timely and Balanced Disclosure

The Public Officer A.M. Knox, has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirement in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All material information concerning the Company, including its financial situation, performance, ownership and governance are posted on the Company web site to ensure all investors have equal and timely access.

Principle 6: Respecting the Rights of Shareholders

The Board recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.

All shareholders, who so elect, receive a copy of the Company's annual report and both the annual and half yearly reports are posted on the Company's web site.

Quarterly reports are prepared in accordance with ASX listing rules. A copy is posted on the Company's web site.

Regular updates on operations are made via ASX releases.

Information on the Company is posted on the Company's website. When analysts are briefed on aspects of the Company's operation, the material used in the presentation is released to the ASX and posted on the Company's website.

The Company upgraded its website during the past year. The website includes the option for shareholders to contact the Company for direct email updates of Company matters.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 7: Recognising and Managing Risk

A key element of the policies and procedures is risk management. The policies cover the Company's day-to-day internal operations.

Three key risks for the Company are exploration success; and oil and gas prices and markets.

The issue with exploration is one of balancing the potential rewards with the cost of information and the cost of drilling a dry hole. The Company employs a number of strategies to mitigate its risks including farming out prospects which do not meet its risk profile, and acquiring 3D seismic in order to better define prospects. The Company utilises industry standard software to evaluate prospect economics. Another way in which the Company reduces its exploration risk is by peer review of prospects both internally and by co-venturers.

The Company is subject to commodity price fluctuation through the sale of crude oil denominated in $US. The Company constantly monitors crude oil price swaps and currency option contracts available to manage its commodity price risk.

The Board is responsible for approval of acquisition and disposal of exploration and development interests. The Board is also responsible for overseeing identification and development of strategies to mitigate price risk, including hedging and also asset protection and potential liabilities via insurance.

The Company has in place internal control processes, and undertakes such modifications as are necessary to ensure reasonable levels of control are maintained.

Authorisation of equity raisings, entering into debt facilities and major capital expenditure or commitments require Board approval. All routine operating expenditures are the responsibility of management in accordance with programmes and budgets approved by the Board.

The Company currently has a staff of six, which does not include an internal audit function. In relation to its responsibilities the Board's consideration includes the following:

- Review of internal controls and recommendations of enhancements
- Monitoring of compliance with the Corporations Act 2001, Australian Stock Exchange, Australian Taxation Office and Australian Securities Investments Commission requirements
- Improving the quality of the management and accounting information

Follow-up and rectification by management of deficiencies or breakdown in controls or procedures.

Principle 8: Encouraging Enhanced Performance

The board regularly discusses and reviews its performance. The chairperson also discusses with each Director their requirements, performances and aspects of involvement in the Company. The Non-Executive Directors discuss and evaluate the role fulfilled by management individually and together. This is reviewed against the discussed and agreed objectives of the Company and the effectiveness in carrying out those objectives.

Each member of the board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company. One third of the Directors retire annually and are free to seek re-election by shareholders.

Principle 9: Remunerate Fairly and Responsibly

A Remuneration and Nomination Committee has been established.

The committee consists of the following:

L. Musca (Chairman)
R.G. Tweedie

The Remuneration and Nomination Committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the Company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on Directors' and Executives' remuneration is set out in the Directors' Report.

Principle 10: Recognising the Legitimate Interests of Stakeholders

The Company recognises its responsibilities extend beyond shareholders to clients, customers, consumers and regulators. The Company is committed to providing detail, accuracy in that detail and meeting principles of equity and fairness in all of its dealings.

Table of Departures and Explanations (from the Recommendations of the ASX Corporate Governance Council)

	Departure (from Recommendation)	**Explanation**
2.1	Not all of the Directors satisfy the test of independence. Most Directors have substantial shareholdings in the Company.	Given the nature and size of the Company, its business interests and the stage of development, the board is of the view that there is a broad mix of skills required and that given their experience each of the Directors are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
2.2	The Chairman whilst a Non-Executive Director has a substantial associated shareholding in the Company and does therefore not meet the test of independence.	The board considers that the chairman is capable of acting independently and is sufficiently experienced to fulfil that role.

3.1	No formal code of conduct has been established as to practices necessary to maintain confidence in the Company integrity or as to reporting and investigating unethical practices.	It is not considered that a code of conduct or reporting guide is yet necessary. The principles are followed.
4.3	The majority of members of the audit committee are not independent directors, as defined.	The board considers that each of the members are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
5.1	No written policy and procedure exists to ensure that compliance with ASX Listing Rules disclosure requirements are met at senior management level.	There are only two senior Executives of the Company and the board does not consider that a written policy is at this time required. It will be reviewed as the activities of the Company increase.
6.1	The Company has no formally designed or disclosed communication strategy with shareholders.	The board is conscious of the need to continually keep shareholders and markets advised. The procedures adopted within the Company, although not written, are weighted towards informing shareholders and markets.
7.1 and 7.2	There has been no written implementation of policy on risk oversight and management or for senior management to make statements to the board concerning those matters.	Given the nature and size of the Company, its business interests and the involvement of all Directors who all have business management skills, it is not considered necessary to establish this practice at this time.
8.1	There has been no formal disclosure of the process for performance evaluation of the board, committees, individual Directors and key Executives.	Given the size of the Company and the involvement of all three Directors a policy has not to date been required. The Directors continually monitor and discuss performance.
10.1	There has been no disclosure of the code of conduct to deal with compliance for legal or other obligations to legitimate stakeholders.	The business practices adopted by the board recognise this principle but no formal code has been established.

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2008.

Directors

The names of Directors of the Company in office during the year and up to the date of this report were:

Richard G. Tweedie
Leon Musca
E. Geoffrey Albers
Lloyd Taylor (resigned 6 August 2007)

Company Secretary

Andrew Knox

Principal Activities

The principal activities of the group is petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Stock Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

Principal Place of Business

Level 21
114 William Street
Melbourne 3000
Australia

Registered Office

Level 21
114 William Street
Melbourne 3000
Australia

Dividends

No dividends were paid to members during the financial year.

Changes in State of Affairs

During the financial year, there was no significant change in the state of affairs of the consolidated entity.

2007/2008 Results

Consolidated entity revenue for the year ended 30 June 2008 was $38.845 M (2007: $9.669M).

Consolidated entity expenses totalled $23.301M (2007: $35.768M) including production and amortisation expenses.

The operating profit before income tax expense for the year was $15.544M (2007: loss ($26.099M)). Consolidated entity tax expense for the year was $3.825M (2007: $1.524M). Consolidated entity profit/(loss) after income tax expense was $11.719M (2007: ($27.623M)).

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 76,031 barrels (2007: 91,106 barrels). The field oil production rate for calendar year 2008 to June 30 was approximately 5,700 barrels of oil per day (Cue's net interest approximately 190 barrels of oil per day).

A 2D seismic infill survey was undertaken over the Kimu gas field.

The Cobra -1 exploration well commenced drilling in PPL190. Subsequent to the end of the financial year the well was suspended as a gas and condensate discovery.

Indonesia

The oil development phase of the Oyong field was completed and oil production began in September 2007. Cue's net share of oil production from the Oyong field for the year was 257,211 barrels. The gas development phase began during the year and was continuing at year end.

New Zealand

The Maari oil field development continued during the year. The platform was installed on the field and the FPSO anchored in place. Preparations were made for flow line connection and for development drilling.

Australia

During the year Cue farmed out to MEO Australia Pty Ltd (MEO) in WA-359-P, WA-360-P and WA-361-P. MEO subsequently acquired 250 kilometres of new 2D seismic data in WA-359-P and 250 square kilometres of 3D seismic data in WA-360-P and WA-361-P. At the end of the year, MEO irrevocably committed to drilling the Zeus -1 well in WA-361-P. Cue has elected to not contribute to the well and has reduced its interest to 15%.

Cue was awarded WA-409-P (Cue 50% and operator). WA-409-P is adjacent to Cue's existing permits WA-389-P and WA-359-P.

In March and April 2008, Cue acquired a 3600 kilometres 2D seismic survey in Bass Basin permits T/37P and T/38P.

During the year, Cue farmed out to Beach Petroleum Limited in a defined portion of T/38P in return for Beach drilling the Spikey Beach -1 well.

	Year ended 30 June 2008	Year ended 30 June 2007
Net Tangible Assets Per Share – cents	8.8	8.7
Production Volumes		
Barrels (SE Gobe)	76,031	91,106
Barrels (Oyong)	257,211	-

Shareholders' Equity & Capital Structure

Total Shareholders' Equity as at 30 June 2008 was $87.077 M (2007: $75.172M). At balance date Cue had issued share capital of $141.9M (2007: $141.8M).

The total number of shares on issue at 30 June 2008 was 628,239,007 (2007: 628,239,007).

Options and Other Rights of Conversion

Options

As at 30 June 2008 and at the date of this report, the following options were outstanding:

Unlisted

4,100,000 unlisted options to employees over fully paid ordinary shares. Options are exercisable as follows:

No. of Options	Exercise Price (cents)	Expiry Date
1,000,000	35	01/06/10
1,033,334	20	19/04/12
1,033,333	22.5	19/04/12
1,033,333	25	19/04/12

During the year and up to the date of this report, the following employee options either expired or lapsed:

No. of Options	Exercise Price (cents)	Lapsed*	Expired
1,500,000	35	500,000	1,000,000
250,000	20	250,000	-
250,000	22.5	250,000	-
250,000	25	250,000	-

*Options granted to an employee in prior financial years who ceased employment with the company during the year causing the options to lapse.

Shares Rights Granted

During the year and up to the date of this report, rights to 625,000 ordinary shares were granted to executives and employees. The shares have not been issued and will not vest until 01/01/10 based on the respective employees continued tenure of employment. Details of share rights granted are as follows:

No. of Shares	Exercise Price	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value $
625,000	Nil	16/04/08	25.5	n/a	01/01/10	n/a	n/a	n/a	17,893

Options Granted

During the year ended 30 June 2008, the following options were issued:

Issuing Entity	Number of share under option	Class of Shares	Exercise Price of Option	Expiry Date of Options
Cue Energy Resources Limited	1,000,000	Ordinary	35 cents	01/06/2010

Other than those disclosed above, there were no other rights of conversion and no further options have been issued since the end of the financial year. During the period, no options were converted to ordinary shares. Since the end of the financial year, no options have been converted to ordinary shares.

Environmental Regulation and Performance

The Group holds participating interests in a number of exploration and production titles as detailed in Notes 13 and 15 to the financial statements. The various authorities granting such licences require the holder to comply with the directions and terms of the grant of the licence.

The Group aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the Group's environment policies are adhered to and to ensure that the Group is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2007 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2008 financial year.

Future Developments

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

Directors Meetings

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

	Held	Attended	Held	Attended	Held	Attended
Richard G. Tweedie	8	8	2	2	1	1
Leon Musca	8	8	2	2	1	1
E. Geoffrey Albers	8	8	2	2	N/A	N/A

Information on directors and key management personnel, including qualifications and experience is as follows:

Directors:	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in shares and options of Cue Energy Resources Limited at the date of this report Direct	 Indirect
R.G. Tweedie (62 years)	LL.B Director of Todd Petroleum Mining[ii] Company Limited Appointed: 04/09/1987 Director of Cue Energy Resources Limited[i] Appointed 16/07/2001	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	2,656,972 Nil options	157,519,429
E.G. Albers (64 years)	LL.B, FAICD Director of Octanex NL Appointed 02/10/1984 Director of Moby Oil & Gas Limited[i] Appointed 12/10/2003 Director of Bass Strait Oil Company Limited[i] Appointed 09/04/1981 Director of Cue Energy Resources Limited[i] Appointed 14/08/2001	Non-Executive Director Chairman of Audit Committee	8,078,464 Nil options	40,345,344
L. Musca (65 years)	LL.B Barrister and Solicitor Director of Cue Energy Resources Limited[i] Appointed 17/11/1999	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	12,555,444 Nil options	Nil
Executives:				
R.J. Coppin	B.Sc (Hons)	Chief Executive Officer	500,000 1,500,000 options	1,000,000
A.M. Knox	B.Com, CA, CPA, FAICD Director of all subsidiaries	Chief Financial Officer Company Secretary Public Officer	329,231 1,500,000 options	1,500,000

(i) Refers to ASX listed directorship held over the past three years.
(ii) Refers to unlisted public company directorships held over the past three years.
No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

No options are held by the directors in ordinary shares of the company.

Remuneration Report (Audited)

This remuneration report, which forms part of the directors report, sets out information about the remuneration of Cue Energy Limited's directors and its senior management for the financial year ended 30 June 2008.

The prescribed details for each person covered by this report are detailed below under the following headings:

(A) Director and senior management details

(B) Remuneration policy

(C) Details of remuneration of directors and executives

(D) Share based remuneration

(E) Relationship between remuneration policy and company performance

(A) Director and senior management details

The following persons acted as directors of the company during or since the end of the financial year:

R.G.Tweedie (Chairman)

E.G. Albers (Non Executive Director)

L. Musca (Non Executive Director)

L. Taylor (resigned 6 August 2007)

The term "senior management" is used in this Remuneration Report to refer to the following persons:

R.J. Coppin (Chief Executive Officer)

A.M. Knox (Chief Financial Officer/Company Secretary)

The persons named above held their current position for the whole of the financial year and since the end of the financial year.

(B) Remuneration Policy

The Board's policy for remuneration of Executives and Directors is detailed below:

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Remuneration of Directors and Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes method and are not based on Company performance.

Remuneration packages contain the following key elements:-

- Primary benefits – salary/fees
- Post-employment benefits including superannuation
- Equity including share options granted as performance bonuses or in lieu of services.

No remuneration or other benefits are paid by the subsidiaries.

(C) Details of remuneration

Compensation of Key Management Personnel – 2008:

Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits** $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options/ Shares $	Total Share Based Related %	Total $
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	58,334	-	-	58,334
E.G. Albers	29,167	-	-	-	-	29,167	-	-	58,334
L. Musca	29,167					29,167			58,334
Total	58,334	-	-	-	-	116,668	-	-	175,002
Executives									
R.J. Coppin	216,041	-	40,533	87,600	-	-	56,726	22.7	400,900
A.M. Knox	217,776	-	62,717	22,860	-	29,986	56,726	23.3	390,065
Total	433,817	-	103,250	110,460	-	29,986	113,452	-	790,965
Total remuneration of Executives and Directors	492,151	-	103,250	110,460	-	146,654	113,452	-	965,967

* Shares purchased on market as an alternative to cash salary (refer Directors Saving Plan below).

** Non performance based salary sacrifice benefits, including motor vehicle expenses.

No remuneration was paid to L. Taylor during the year (Nil: 2007)

Compensation of Key Management Personnel – 2007:

Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits** $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options/ Shares $	Total Share Based Related %	Total $
Non Executive Directors									
R.G. Tweedie	6,250	-	-	-	-	43,750	-	-	50,000
E.G. Albers	25,000	-	-	-	-	25,000	-	-	50,000
K. Hoolihan	21,909					21,895			43,804
L. Musca	25,000	-	-	-	-	25,000	-	-	50,000
Total	78,159	-	-	-	-	115,645	-	-	193,804
Executives									
R.J. Coppin	215,000	-	50,904	87,600	-	-	83,667	19.1	437,171
A.M. Knox	225,299	-	42,173	23,760	-	19,979	83,667	21.2	394,878
Total	440,299	-	93,077	111,360	-	19,979	167,334	-	832,049
Total remuneration of Executives and Directors	518,458	-	93,077	111,360	-	135,624	167,334	-	1,025,853

* Shares purchased on market as an alternative to cash salary.

** Non performance based salary sacrifice benefits, including motor vehicle expenses.

A.M. Knox is a Director of all the subsidiaries and an Executive of the parent company.

R.J. Coppin is a Director of Cue Energy Holdings Ltd and an Executive of the parent company.

No Directors, or Executives, were under contract at 30 June 2008.

(D) Share Based Remuneration

Options

Options are granted to the Executives as part of their remuneration as approved by the Directors. Options granted during the year are not related to a specific performance condition. Options are granted to reward key management personnel for their contribution to achieving specific milestones. No options were granted to Directors as part of their respective remuneration. (2007: Nil)

Options are granted under the plan for no consideration. Options granted carry no dividend or voting rights. No amounts were paid for options issued during the year.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

The number of options over ordinary shares granted to Executives in the Company as remuneration during the financial year is set out below:-

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives - 2008						
R.J. Coppin	1,500,000	500,000	-	500,000	1,500,000	1,166,667
A.M. Knox	1,500,000	500,000	-	500,000	1,500,000	1,166,667

	Number of Options	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives						
R.J. Coppin	500,000	01/06/10	Immediate	35	50,000	Immediate
A.M. Knox	500,000	01/06/10	Immediate	35	50,000	Immediate

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives -2007						
R.J. Coppin	1,000,000	1,000,000	-	500,000	1,500,000	833,334
A.M. Knox	1,000,000	1,000,000	-	500,000	1,500,000	833,334

	Number of Options	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives						
R.J. Coppin	500,000	01/06/10	Immediate	35	50,000	Immediate
	333,334	19/04/12	Immediate	20	29,333	Immediate
	333,333	19/04/12	19/04/09	25	27,667	19/4/09
A.M. Knox	500,000	01/06/10	Immediate	35	50,000	Immediate
	333,334	19/04/12	Immediate	20	29,333	Immediate
	333,333	19/04/12	19/04/08	22.5	27,667	19/04/08
	333,333	19/04/12	19/04/09	25	27,667	19/4/09

Details of Options Granted as Remuneration 2008

No. of Options	Exercise Price (cents)	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value Cents per Option
1,000,000	35	16/04/08	25.5	01/06/10	Immediate	0	27	6	10

Details of Options Granted as Remuneration 2007									
No. of Options	Exercise Price (cents)	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value Cents per Option
666,668	20	23/04/07	15.5	19/04/12	Immediate	0	67	7	8.80
666,666	22.5	23/04/07	15.5	19/04/12	19/04/08	0	67	7	8.30
666,666	25	23/04/07	15.5	19/04/12	19/04/09	0	67	7	8.30

The fair value of the options granted as part of remuneration is determined at grant date, and of the options immediately vested, the full value of the option is recognised in remuneration in the current year.

Options issued have been valued using the Black Scholes method and based upon the terms and conditions upon which the instruments were granted. Estimated volatility is based on share price over the preceding 12 months.

No options were granted to Directors during the 30 June 2008 financial year.

Details of remuneration: Options

	Options Granted					
Name	Year granted	Vested %	Forfeited %	Financial years in which options vest	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
R.J. Coppin	2008	100	-	2008	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	Nil	-	2009	20,932	20,932
A.M. Knox	2008	100	-	2008	Nil	Nil
	2007	100		2008	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	Nil	-	2009	20,932	20,932

No options were forfeited during the year.

Further details relating to options are set out below.

2008

	A	B	C	D	E
Name	Remuneration consisting of options	Value at grant date $	Value at exercise date $	Value at lapse date $	Total of columns B-D $
R.J. Coppin	500,000	50,000	-	-	50,000
A.Knox	500,000	50,000	-	-	50,000

2007

	A	B	C	D	E
Name	Remuneration consisting of options	Value at grant date $	Value at exercise date $	Value at lapse date $	Total of columns B-D $
R.J. Coppin	1,000,000	83,667	-	-	83,667
A.Knox	1,000,000	83,667	-	-	83,667

Share Right Granted

Shares rights are granted to the Executives as part of their remuneration as approved by the Directors. Share rights granted during the year are not related to a specific performance condition. Share rights are granted to record personnel contribution to achieving specific milestones. Share rights are granted for no consideration. Share rights granted carry no dividend or voting rights.

Ordinary shares granted have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company.

The number of ordinary shares granted to Executives in the Company during the financial year are set out below:-

Details of shares granted during year as remuneration

Executives	No. of Shares	Exercise Price	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value $
R.J. Coppin	200,000	Nil	16/04/08	25.5	n/a	01/01/10	n/a	n/a	n/a	5,726
A.M. Knox	200,000	Nil	16/04/08	25.5	n/a	01/01/10	n/a	n/a	n/a	5,726

Details of remuneration: Share Rights

Name	Share Rights Granted Year granted	Vested %	Forfeited %	Financial years in which share rights vest	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
R.J. Coppin	2008	-	-	2010	-	51,000
A.M. Knox	2008	-	-	2010	-	51,000

Refer to note 24 of the Financial Report for the calculation of the share right entitlements.

Further details relating to share rights are set out below.

2008

Name	A Remuneration consisting of rights	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	E Total of columns B-D $
R.J. Coppin	200,000	51,000	-	-	51,000
A.Knox	200,000	51,000	-	-	51,000

There were no share right entitlements granted in 2007

No shares rights were granted as compensation in the previous year.

Directors Savings Plan

Pursuant to the Directors Savings Plan, Directors are required to purchase through an appointed trustee, Cue Energy Resources Limited shares on market for a minimum of 50% of respective Directors fees. No amounts were paid for options issued during the year.

The number of ordinary shares purchased for the Directors as part of the Plan during the financial year are set out below:-

Director Shareholdings

	Balance at start of year	Acquired during year on exercise of options	Purchases other than remuneration	Purchases as Part of Directors Savings Plan	Sales During the year	Balance at Report Date
Directors 2008						
R.G. Tweedie	2,579,877	-	-	77,095	-	2,656,972
E.G. Albers	8,039,917	-	-	38,547	-	8,078,464
L. Musca	12,516,897	-	-	38,547	-	12,555,444
Directors 2007						
R.G. Tweedie	2,243,361	-	-	336,516	-	2,579,877
E.G. Albers	6,921,658	-	1,000,000	118,259	-	8,039,917
L. Musca	12,306,971	-	-	209,926	-	12,516,897

(E) Relationship between remuneration policy and company performance

Company Performance Review

The tables below set out summary information about the company's earnings and movements in shareholder wealth and key management remuneration for the five years to 30 June 2008.

Profit Performance	30 June 2008 $000's	30 June 2007 $000's	30 June 2006 $000's	30 June 2005 $000's	30 June 2004 $000's*
Revenue	38,845	9,669	9,755	6,540	5,854
Net profit (loss) before tax	15,546	(26,099)	4,589	1,724	1,479
Net profit (loss) after tax	11,721	(27,623)	2,167	959	902
Key Management Remuneration	966	1,026	780	850	723

Share Performance	30 June 2008	30 June 2007	30 June 2006	30 June 2005	30 June 2004
Share price at start of year (cents)	17.5	19.0	31.6	45	32
Share price at end of year (cents)	22.5	17.5	19.0	31.6	45
Dividends (cents)	-	-	-	-	-
Basic earnings per share (cents)	1.9	(4.4)	0.41	0.29	0.27
Diluted earnings per share (cents)	1.9	(4.4)	0.41	0.29	0.27

* Converted from New Zealand dollars at an exchange rate of NZD/AUD $1.10.

The company's remuneration policy seeks to reward staff members for their contribution to achieving significant milestones and there is no direct link to the company share price or financial performance.

Auditor

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continues in office.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to its statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement of the Corporations Act 2001, based on advice received from the Audit Committee, for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.

- None of the services undermine the general principle relating to the auditor independence as set out in the Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001, is set out on page 19.

Audit Services	
	$
Audit and review of financial reports	55,000
Non-Audit Services	
Tax compliance services including review of tax accounting, tax returns and tax advice re tax losses	18,500
Total	73,500

Rounding off of amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with the Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Directors' Insurance and Indemnification

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company, the company secretary, and all executive officers of the company and of any related body corporate against a liability incurred as a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

The company has not otherwise, during or since the end of the financial year indemnified or agreed to indemnify an officer or auditor of the company or any related body corporate against a liability incurred as an officer or auditor.

Information Used by Directors

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Events Subsequent to Balance Date

Subsequent to the end of the financial year:

- MEO Australia Limited has irrevocably committed to drill the Zeus -1 well in Cue's North West Shelf permit WA-361-P. Zeus -1 well targeting a multi – TCF potential gas prospect which is immediately adjacent to the established North West Shelf Gas Project. The well is expected to be drilled in October 2008. Cue will be carried at no cost for a 15% interest.

- The Company has entered into a farmin arrangement with Todd Exploration Limited, a company associated with Director, R.G. Tweedie, to earn a 20% interest in PEP38494 in the Taranaki Basin, New Zealand. Cue will earn its interest in the block by funding 30% of the costs of drilling the Matariki -1 well. The farm in arrangements are on commercial terms.

Apart from these arrangements the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

R. Tweedie
Chairman

Dated in Melbourne on this 30th day of September 2008 and signed in accordance with a resolution of the Directors.

CUE ENERGY RESOURCES LIMITED
DIRECTORS' DECLARATION

The directors of the Company declare that:

(a) in the directors' opinion the financial statements and notes on pages 20 to 73, and the remuneration disclosures that are contained in the Remuneration report in the Directors' report, set out on pages 7 to 17, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2008 and of their performance, for the financial year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in note 1; and

(c) the remuneration disclosures that are contained in the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 *Related Party Disclosures*, the Corporations Act 2001 and the Corporations Regulations 2001]; and

(d) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer for the financial year ended 30 June 2008, required by Section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the directors.

R. Tweedie
Chairman

R.J. Coppin
Chief Executive Officer

Dated in Melbourne this 30th day of September 2008.

PKF

Chartered Accountants
& Business Advisers

30 September 2008

The Directors
Cue Energy Resources Limited
Level 21
114 William Street
MELBOURNE VIC 3000

Dear Directors

Auditor's Independence Declaration

As lead auditor for the audit of the financial report of Cue Energy Resources Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Cue Energy Resources Limited and the entities it controlled during the year.

Yours sincerely
PKF

D J Garvey
Partner

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

		2008	2007	2008	2007
	NOTE	$000's	$000's	$000's	$000's
Revenue	3	38,845	9,669	1,426	2,856
Interest expense on financial liabilities not at fair value through profit or loss		(369)	-	-	-
Operating Expenses	4	(22,932)	(35,768)	(2,241)	(32,680)
Operating profit/(loss) before income tax		15,544	(26,099)	(815)	(29,824)
Income tax expense	6	(3,825)	(1,524)	-	-
Net profit/(loss) attributable to members of the parent		11,719	(27,623)	(815)	(29,824)
		$	$		
Basic earnings/(loss) per share	22	0.019	(0.044)		
Diluted earnings/(loss) per share	22	0.019	(0.044)		

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

BALANCE SHEET
AS AT 30 JUNE 2008

	Note	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Current Assets					
Cash and cash equivalents	26(b)	14,761	9,104	14,761	9,104
Receivables	8	7,606	934	66	291
Total Current Assets		22,367	10,038	14,827	9,395
Non Current Assets					
Receivables	8	-	-	-	1,891
Property, plant and equipment	9	112	136	112	136
Other financial assets	10	336	269	54,111	58,306
Deferred tax assets	6	14,128	-	-	-
Exploration and evaluation expenditure	13	31,176	19,762	-	-
Production properties	15	55,486	48,119	-	-
Total Non Current Assets		101,238	68,286	54,223	60,333
Total Assets		123,605	78,324	69,050	69,728
Current Liabilities					
Payables	16	5,529	935	690	746
Tax liabilities	6	480	1,069	-	-
Provisions	18	119	280	119	280
Total Current Liabilities		6,128	2,284	809	1,026
Non Current Liabilities					
Borrowings	17	12,821	-	-	-
Deferred tax liabilities	6	16,617	42	-	-
Provisions	18	962	826	193	25
Total Non Current Liabilities		30,400	868	193	25
Total Liabilities		36,528	3,152	1,002	1,051
Net Assets		87,077	75,172	68,048	68,677
Equity					
Issued capital	7	141,900	141,800	141,900	141,800
Reserves		159	73	159	73
Accumulated losses		(54,982)	(66,701)	(74,011)	(73,196)
Total Equity		87,077	75,172	68,048	68,677

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2008

Consolidated	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2007	**141,800**	**(66,701)**	**-**	**73**	**75,172**
Security-based payments	100	-	18	-	**118**
Asset revaluation differences	-	-	-	68	**68**
Profit for the period	-	11,719	-	-	**11,719**
Issue of shares	-	-	-	-	**-**
Costs of capital raising	-	-	-	-	**-**
Balance at 30 June 2008	**141,900**	**(54,982)**	**18**	**141**	**87,077**

Parent	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2007	**141,800**	**(73,196)**	**-**	**73**	**68,677**
Security-based payments	100	-	18	-	118
Asset revaluation differences	-	-	-	68	68
(Loss) for the period	-	(815)	-	-	(815)
Issue of shares	-	-	-	-	-
Costs of capital raising	-	-	-	-	-
Balance at 30 June 2008	**141,900**	**(74,011)**	**18**	**141**	**68,048**

Consolidated	Attributable to equity holders of the parent				
	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2006	**141,478**	**(39,078)**	**-**	**373**	**102,773**
Security-based payments	322	-	-	-	322
Asset revaluation differences	-	-	-	(300)	(300)
Profit for the period	-	(27,623)	-	-	(27,623)
Issue of shares	-	-	-	-	-
Costs of capital raising	-	-	-	-	
Balance at 30 June 2007	**141,800**	**(66,701)**	**-**	**73**	**75,172**

Parent	Issued Capital	Accumulated Losses	Share-based Payments Reserve	Available for Sale Reserve	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2006	**141,478**	**(43,372)**	**-**	**373**	**98,479**
Security-based payments	322		-		322
Asset revaluation differences	-	-	-	(300)	(300)
(Loss) for the period	-	(29,824)	-	-	(29,824)
Issue of shares	-	-	-	-	-
Costs of capital raising	-	-	-	-	-
Balance at 30 June 2007	**141,800**	**(73,196)**	**-**	**73**	**68,677**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2008

	Note	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Cash Flows From Operating Activities					
Receipts from customers		31,358	7,550	-	-
Interest received		380	877	380	877
Payments to employees and other suppliers		(6,302)	(3,702)	(689)	(1,311)
Income tax paid		(2,063)	(1,880)	-	-
Royalties paid		(158)	(135)	-	-
Net Cash Provided by (used in) Operating activities	**26 (a)**	23,215	2,710	(309)	(434)
Cash Flows From Investing Activities					
Refund of exploration expenditure		-	2,527	-	-
Payments for exploration expenditure		(11,375)	(25,044)	-	-
Payment for office equipment		(30)	(89)	(30)	(89)
Payments for production property		(17,928)	(894)	-	-
Proceeds on sale of investments		-	772	-	772
Loans to subsidiaries		-	-	-	(19,924)
Repayment of loans from subsidiaries		-	-	7,042	(343)
Net Cash Provided by (used in) Investing Activities		(29,333)	(22,728)	7,012	(19,584)
Cash Flows From Financing Activities					
Proceeds from borrowing		12,821	-	-	-
Net Cash Provided by Financing Activities		12,821	-	-	-
Net Increase/(Decrease) in Cash and Cash Equivalents		6,703	(20,018)	6,703	(20,018)
Cash and cash equivalents at the beginning of the period		9,104	29,903	9,104	29,903
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(1,046)	(781)	(1,046)	(781)
Cash and Cash Equivalents at the end of the Period	**26(b)**	14,761	9,104	14,761	9,104

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cue Energy Resources Limited is incorporated and domiciled in Australia. The financial report was authorised for issue by the Directors on the date the Directors' Declaration was signed.

a) Operations and principal activities

Operations comprise petroleum exploration, development and production activities.

b) Statement of compliance

The financial report is a general purpose financial report presented in Australian dollars which has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB. The financial reports of the consolidated entity and the Company also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

The accounting policies set out below have been applied consistently to all periods presented in this report.

(c) Basis of preparation

The financial report has been prepared on a going concern and the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair values means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

(d) Critical accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(i) Recovery of deferred tax assets

Deferred tax assets resulting from unused tax losses have been recognised on the basis that management considers it is probable that future tax profits will be available to utilise the unused tax losses.

(ii) Share-based payment transactions

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black Scholes Model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity (see note 24).

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes formula for taking into account the terms and conditions upon which the instruments were granted.

(iii) Impairment Testing
Determining whether exploration expenditure and production properties is impaired.

Production properties impairment testing requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value.

(iv) Useful Life of Production Property Assets
As detailed at Note 15 and Note 1 (o) "Production Properties", production properties are amortised on a unit of production basis, with separate calculations being made for each resource. Estimates of reserve quantities are a critical estimate impacting amortisation of production property assets.

(v) Estimates of reserve quantities
The estimated quantities of Proven and Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

(e) <u>Adoption of New and Revised Accounting Standards</u>

In the current year, the Company and Consolidated Entity has adopted all the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current period.

The Group has also adopted the following standards as listed below which only impacted on the Group's financial statements with respect to disclosure:

- AASB101 "Presentation of Financial Statements (revised October 2006)"
- AASB7 "Financial Instruments – Disclosures"

(f) New Accounting Standards and Interpretations not yet effective

Australian Accounting Standards and Interpretations that have been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2008.

These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group Financial Report	Application date for Group*
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 107, AASB 119, AASB 127, AASB 134, AASB136 & AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 Operating Segments.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. It is not expected to have a significant impact on the segment disclosures made as currently reported segments are aligned with management reports.	1 July 2009
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12	Amending standard issued as a consequence of AASB 123 (revised) Borrowing Costs.	1 January 2009	Adoption of the standard is not expected to have any significant impact on the amounts included in the Group's Financial Statements	1 July 2009
AASB 8	Operating Segments	This new standard will replace AASB 114 Segment Reporting and adoption of management approach to Segment Reporting	1 January 2009	Refer to AASB 2007-3 above	1 July 2009
AASB 123 (revised June 2007)	Borrowing Costs	AASB 123 previously permitted entities to choose between expensing all borrowing costs and capitalising those that were attributable to the acquisition, construction or production of a qualifying asset. The revised version of AASB 23 requires borrowing costs to be capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset.	1 January 2009	Refer to AASB 2007-6 above.	1 July 2009

AASB 2008-1	Amendments to AASB 2 "Share Based Payments"	The amendment clarifies that vesting conditions are restricted to: - service conditions; and - Performance conditions only. Other features of a share-based payment are not vesting conditions. This restriction was not clearly stated in the pre-amended standards. This means that all other terms and conditions are accounted for in the value of the share or option at grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.	1 January 2009	Not expected to impact on the Group financial report.	1 January 2009
AASB 2008- 2	Amendments to AASB 132 "Puttable Financial Instruments and Obligations arising on Liquidation."	In instances where a puttable financial instrument imposes an obligation on the entity to deliver to another party, a pro-rata share of net assets of the entity only on liquidation, the entity is permitted to classify the financial instrument as equity if the instrument meets specified requirements.	1 January 2009	Not expected to impact on the Group financial report.	1 January 2009
AASB 2008-3	Amendments to Australian Accounting Standards Arising from AASB 3 and AASB 127 [AASBs 1, 2, 4, 5, 7, 101, 107, 112, 114, 116, 121, 128, 131, 132, 133, 134, 136, 137, 138 & 139 and Interpretations 9 & 107].	Consequential amendments to other standards arising from AASB 39 (Revised) and AASB 127 (Amended).	1 January 2009	Not expected to impact on the Group financial report.	1 January 2009
AASB 123 Borrowing Costs (Revised)	AASB 2007-6 Amendments to Australian Accounting Standards 1, 101, 107, 111, 116, 138 and Interpretations 1 & 12.	This revision eliminates the option to expense borrowing costs on qualifying assets and requires that they be capitalised. The transitional provision provided allows for prospective application of this revision from either application date or adoption date if prior to 1 January 2009. The Amending Standard eliminates reference to the expensing option in various other pronouncements.	1 January 2009	Not expected to impact on the Group financial report.	1 January 2009

AASB 3 Business Combinations (Revised)	AASB 127 Consolidated and Separate Financial Statements (Amended), AASB 2008-3 Amendments to AASBs arising from AASB 3 and AASB 127	The AASB issued the revised AASB 3 in March 2008 for application by for-profit entities only. They have committed to address the not-for-profit requirements prior to the standard becoming mandatory on 1 July 2009. Early adoption of these revisions and amendments are permitted. The revised and amended standards incorporate many changes which will have a significant impact on the profit and loss for entities entering into business combinations.	1 July 2009	Not expected to impact on the Group financial report	1 July 2009
AASB 101 Presentation of Financial Statements (Revised September 2007)	AASB 2007-8 Amendments to Australian Accounting Standards & Interpretations and AASB 2007-10 Further Amendments to AASBs arising from AASB 101	The revised standard affects the presentation of changes in equity and comprehensive income. It does not change the recognition, measurement or disclosure of specific transactions and other events required by other AASB standards however, it is important to note that the AASB has decided that Australian issuers must make use in financial reports of the descriptions- Statement of Financial Performance and Position rather than Balance Sheet and Income Statement and use the term "financial report" and not "financial statement". The Amending Standard updates references in various other pronouncements.	1 January 2009	AASB 101 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements.	1 January 2009

AASB 2008-7	Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate [AASB 1, AASB 118, AASB 121, AASB 127 & AASB 136].	This Standard: a) amends AASB 1 to allow first-time adopters, in their separate financial statements, to use a deemed cost option for determining the cost of an investment in a subsidiary, jointly controlled entity or associate. The deemed cost of such an investment can be either its: i. fair value (determined in accordance with AASB 139 Financial Instruments: Recognition and Measurement) at the entity's date of transition to Australian-equivalents-to-IFRSs; or ii. previous GAAP carrying amount at that date. A first-time adopter may choose either deemed cost option to measure its investment in each subsidiary, jointly controlled entity or associate that it elects to measure using a deemed cost; b) removes from AASB 118 the requirement to deduct dividends declared out of pre-acquisition profits from the cost of an investment in a subsidiary, jointly controlled entity or associate. Therefore, all dividends from a subsidiary, jointly controlled entity or associate are recognised by the investor as income; c) amends AASB 127 to require, in particular circumstances, a new parent entity established in a group reorganisation to measure the cost of its investment at the carrying amount of the share of the equity items shown in the separate financial statements of the original parent at the date of the reorganisation. The relevant circumstances include that the reorganisation involves: i. the new parent obtaining control of the original parent through an exchange of equity instruments; ii. no change to the group's assets and liabilities; and no change to the owners' absolute and relative interests in the net assets; and amends AASB 136 to include recognising a dividend from a subsidiary, jointly controlled entity or associate, together with other evidence, as an indication that the investment in the subsidiary, jointly controlled entity or associate may be impaired.	1 January 2009	Not expected to impact on the Group financial report.	1 January 2009

designates the beginning of the applicable annual reporting period

(g) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Cue Energy Resources Limited ("company" or "parent entity") as at 30 June 2008 and the results of all subsidiaries for the year then ended. Cue Energy Resources Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Cue Energy Resources Limited.

(h) Revenue recognition

Revenue is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and service tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue

Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or in certain instances the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Interest income

Interest income is recognized on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Other income

Other income is recognised in the income statement at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(i) Borrowings

Borrowing costs which includes the costs of arranging and obtaining financing, incurred for the acquisition or construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed when incurred.

(j) Exploration and evaluation project expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

(k) Impairment

The carrying amounts of the Company's and consolidated entity's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indications exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds the recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

(l) Calculation of recoverable amount

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

(m) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of deprecation or amortisation, if no impairment loss had been recognised. No impairment loss is recorded in respect of goodwill or indefinite life intangible assets.

(n) Capitalisation of borrowing costs

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rates.

Borrowing costs incurred after commencement of commercial operations are expensed.

(o) Production properties

Production properties are carried at balance sheet date at cost less accumulated amortisation and accumulated impairment losses. Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

(p) Property, plant and equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All property, plant and equipment are initially recorded at cost. At balance sheet date property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

(q) Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

(r) Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and allowance for doubtful accounts.

(s) Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Trade payables are normally paid within 30 days.

(t) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risk specific to the liability.

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision of future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

(u) Employee benefits

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and

- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

(v) Joint ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities, revenue and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 13 and 19.

(w) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(x) Foreign Currency

Functional and presentation currency
The financial statements of each group entity are measured using its functional currency, which is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, as this is the parent entity's functional and presentation currency.

Transactions and Balances
Transaction in foreign currencies of entities within the consolidated entity are translated into functional currency at the rate of exchange ruling at the date of the transaction

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of financial year.

Resulting exchange differences arising on settlement or re-statement are recognized as revenues and expenses for the financial year.

(y) Investment in Subsidiaries

Investments in subsidiaries held by Cue Energy Resources Limited are accounted for at cost in the separate financial statements of the parent company

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquirees identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 5 'Non-current Assets Held for sale and Discontinued Operations', which are recognised at fair value less selling costs.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceed the cost of the business combination, the excess is recognised immediately in profit or loss.

(z) Share-based payment transactions

Equity settled transactions:
The Group provides benefits in the form of share-based payments to executives, senior management and general staff. These personnel render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value for the 2007 and 2008 options over ordinary shares were determined using the Black-Scholes Model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting date has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 22).

(aa) Financial instruments

Classification
The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Financial assets at fair value through profit or loss
Upon initial recognition a financial asset or financial liability is designated as at fair value through profit or loss when:

(a) an entire contract containing one or more embedded derivatives is designated as a financial asset or financial liability at fair value through profit or loss.

(b) doing so results in more relevant information, because either:

   (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising gains or losses on them on different bases.

   (ii) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not designated as at fair value though profit or loss.

Present investment strategy is to keep assets in a highly liquid state and almost all of the investment assets are held in cash.

A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through profit or loss is recognised in profit or loss.

Non-listed investment for which fair value cannot be reliably measured, are carried at cost and tested for impairment.

Held-to-Maturity Investments
Fixed term investments intended to be held to maturity are classified as held-to-maturity investments. They are measured at amortised cost using the effective interest rate method.

Loans and Receivables
Loan and receivables are measured at fair value at inception and subsequently at amortised cost using the effective interest rate method. Interest income is recognised by applying the effective interest rate method.

Available-for-Sale
Available-for-sale financial assets include any financial assets not included in the above categories and are measured at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity. The cumulative gain or loss is held in equity until the financial asset is de-recognised, at which time the cumulative gain or loss held in equity is recognised in profit and loss. An impairment loss arising in relation to an "available-for-sale" instrument is recognised directly in profit and loss for the period.

Financial Liabilities
Financial liabilities include trade payables, other creditors and loans from third parties including inter-company balances and loans from or other amounts due to director-related entities.

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Impairment of financial assets
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 2.

(bb) Equity

Share Issue Costs
Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

(cc) Equity-based compensation benefits

Details of equity-based compensation arrangements are set out in Note 24.

Transactions with directors and employees are measured by reference to the fair value at grant date of the equity instrument granted.

(dd) Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to ownership of the asset, are classified as finance leases. Finance leases are capitalised, recorded as an asset and a liability equal to the present value of the minimum lease payments, including any residual payments as determined by the lease contract. Leased assets are amortised on a straight line basis over the estimated useful lives where it is likely that the Company or consolidated entity will obtain legal ownership of the asset on expiry of the lease. Lease payments are allocated over both the lease interest expense and the lease liability.

Lease payments for operating leases where substantial risks and benefits remain with the lessor are charged as expenses in the periods in which they are incurred

(ee) Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(ff) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:
• costs of servicing equity (other than dividends) and preference share dividends;
• the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
• other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(gg) Rounding

The amounts contained in this financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

2 FINANCIAL INSTRUMENTS

The Group's principle financial instruments comprise receivables, payables, borrowings, available for sale financial assets, cash and short term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk through management's regular assessment of financial risks. The objective of the assessment is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, commodity price risk, other price risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risk to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rate, foreign exchange and commodity prices. Aging analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

These risks are summarised below.

Primary responsibility for identification and control of financial risks rests with the Chief Financial Officer under the authority of the Board. The Board reviews and agrees management's assessment for managing each of the risks identified below, including foreign currency risk, interest rate risk, credit allowances, and future cash flow forecast projections.

The carrying amounts and net fair values of the economic entity's financial assets and liabilities at balance date are:

	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Financial assets				
Cash and cash equivalents	14,761	9,104	14,761	9,104
Trade and other receivables	7,606	934	7,606	934
Other financial assets	336	269	336	269
Non-traded financial assets	22,703	10,307	22,703	10,307
Financial liabilities				
Trade and other payables	5,529	935	5,529	935
Current liability - tax	480	1,069	480	1,069
Borrowings	12,821	-	12,821	-
Non-traded financial liabilities	18,830	2,004	18,830	2,004

	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Financial assets				
Cash and cash equivalents	14,761	9,104	14,761	9,104
Trade and other receivables	66	291	66	291
Other financial assets	336	269	336	269
Receivables, Non-current	-	1,891	-	1,891
Non-traded financial assets	15,163	11,555	15,163	11,555
Financial liabilities				
Trade and other payables	690	746	690	746
Borrowings	-	-	-	-
Non-traded financial liabilities	690	746	690	746

Risk Exposures and Responses

(a) **Interest Rate Risk**

The Group's exposure to market interest rate related primarily to the Group's cash deposits and borrowings (Note 17).

At balance date, the Group had the following mix of financial assets and liabilities exposed to Australian and overseas variable interest rate risk that are not designated in cash flow hedges:

	Consolidated		**Parent**	
	2008 $'000	**2007 $'000**	**2008 $'000**	**2007 $'000**
Financial Assets				
Cash & cash equivalents	14,761	9,104	14,761	9,104
Financial Liabilities				
Borrowings	(12,821)	-	-	-
Net exposure	1,940	9,104	14,761	9,104

The Group constantly analyses its interest rate opportunity and exposure. Within this analysis consideration is given to existing positions and alternative arrangement on fixed or variable deposits.
The following sensitivity analysis is based on the interest rate opportunity/risk in existence at the balance sheet date.

At 30 June, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Based upon the average balance of net exposure during the year, if interest rates changed by +/-1%, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Parent	
	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Impact on post-tax profit				
Interest rates +1%	37	160	103	160
Interest rates –1%	(37)	(160)	(103)	(160)
Impact on equity				
Interest rates +1%	37	160	103	160
Interest rates –1%	(37)	(160)	(103)	(160)

A movement of + and – 1% is selected because this historically is within a range of rate movements and available economic data suggests this range is reasonable.

(b) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States dollars.

The Board approved the policy of holding certain funds in United States dollars to manage foreign exchange risk.

The Group's exposure to foreign exchange risk at the reporting date was as follows (holdings are shown in AUD equivalent):

	30 June 2008			30 June 2007		
Consolidated	**USD $'000**	**NZD $'000**	**PNG KINA $'000**	**USD $'000**	**NZD $'000**	**PNG KINA $'000**
Financial assets:						
Cash and cash equivalents	12,773	-	7	7,762	-	-
Receivables	7,564	-	-	901	-	-
Financial liabilities:						
Current payables	4,297	4	-	-	-	-
Borrowings	12,821	-	-	-	-	-

The carrying amounts of the Parent Entity's financial assets and financial liabilities are denominated in AUD dollars except as set out below:-

	30 June 2008			30 June 2007		
Parent Entity	**USD $'000**	**NZD $'000**	**PNG KINA $'000**	**USD $'000**	**NZD $'000**	**PNG KINA $'000**
Financial assets:						
Cash and cash equivalents	12,773	-	7	7,762	-	-
Receivables	24	-	-	33	-	-
Financial liabilities:						
Current payables	-	4	-	-	-	-

For the year ended as at 30 June, if the currencies set out in the table below, strengthened or weakened against the US dollar by the percentage shown, with all other variables held constant, net profit for the year would increase/(decrease) and net assets would increase / (decrease) by:

	Consolidated		Parent	
	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Impact on post-tax profit				
AUD/USD +10%	816	766	917	766
AUD/USD -10%	(816)	(766)	(917)	(766)
Impact on equity				
AUD/USD +10%	816	766	917	766
AUD/USD -10%	(816)	(766)	(917)	(766)

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments. A movement of + and – 10% is selected because a review of recent exchange rate movements and economic data suggests this range is reasonable.

(c) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities the quantum of which at this stage cannot be measured.

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 30 June 2008 the Group has no open oil price swap contracts (2007: nil). No such contracts were opened during the reporting period (2007: nil).

If the US dollar oil price changed by +/-10% from the average oil price during the year, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated		Parent	
	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Impact on post-tax profit				
US dollar oil price +10%	3,414	387	-	-
US dollar oil price –10%	(3,414)	(387)	-	-
Impact on equity				
US dollar oil price +10%	3,414	387	-	-
US dollar oil price –10%	(3,414)	(387)	-	-

Other price risks

The Group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments and the potential impact of any movements in equity market prices would have an insignificant impact on profit and equity.

The Group's sensitivity to equity prices has not changed significantly from the prior year.

(d) Liquidity Risk

Liquidity Risk is the risk that the group, although balance sheet solvent, cannot meet or generate sufficient cash resources to meet its payment obligations in full as they fall due, or can only do so at materially disadvantageous terms.

Ultimate responsibility for liquidity risk management rests with the board of directors, who has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group believes that liquidity is not a risk because the Group has Total Financial Liabilities of $18,83M (2007: $2.0M), which consist of current liabilities of $6M (2007: $2.0M) and non current liabilities of $12.8M (2007: Nil) and total Current Financial Assets of $22.4M (2007: $10M) of which $14.8M (2007: $9.1M) consists of cash or cash equivalents.

The Group is consequently more than sufficiently solvent to meet its payment obligations in full as they fall due.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

During the current financial year the Group funded the Maari oil field development from external borrowings as part of its liquidity risk management process.

2 FINANCIAL INSTRUMENTS (cont')

(d) Liquidity Risk (cont')

Financing arrangements

The Group and the parent entity had access to the following undrawn borrowing facilities as at reporting date:

	Consolidated		Parent Entity	
	30 June 2008 $'000	30 June 2007 $'000	30 June 2008 $'000	30 June 2007 $'000
Floating rate				
- Expiring beyond one year (Project facility)	8,012	-	-	-

The following table analyses the contractual maturities of the Group's financial liabilities into relevant groupings based on the remaining period at the reporting date to the contractual undiscounted cash flows comprising principal and interest repayments. Estimated variable interest expense is based upon appropriate yield curves existing as at 30 June 2008.

	Less than 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	More than 5 years $000's
Consolidated				
2008				
Non-derivative financial liabilities				
Trade and other payables	5,529	-	-	-
Current tax liability	480	-	-	-
Bank loans	-	-	12,821	-
	6,009	-	12,821	-
2007				
Non-derivative financial liabilities				
Trade and other payables	935	-	-	-
Current tax liability	1,069	-	-	-
Bank loans	-	-	-	
	2,004	-	-	-

	Less than 1 year $000's	1 to 2 years $000's	2 to 5 years $000's	More than 5 years $000's
Parent				
2008				
Trade and other payables	116	-	-	-
Amounts owing to controlled entities	-	-	-	574
	116	-	-	574
2007				
Trade and other payables	170	-	-	-
Amounts owing to controlled entities	-	-	-	574
	170	-	-	574

Amounts owing to controlled entities are shown at their carrying value as any interest charged on the loans is added to the loan balance.

(e) Credit Risk

Credit risk arises from the financial assets of the group, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets. The Group's exposure to credit risk arises from potential default of the counter party, with maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitize its trade and other receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including as assessment of their independent credit rating, financial position, past experience and industry reputation. The risks are regularly monitored.

At balance date there are no significant concentrations of credit risk within the Group.

(f) Fair values

The financial assets and liabilities of the Group and the Company are recognised on the balance sheets at their fair value in accordance with the accounting policies in note 1.

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables

The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives

There are no derivatives in place at 30 June 2008 (2007: nil)

Financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted into Australian dollars at the foreign exchange spot rate prevailing at reporting date.

3 REVENUE

	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Operating Revenue				
Production income	38,309	7,757	-	-
Management fees	171	265	651	746
Other Income				
Interest from cash and cash equivalents	365	888	775	1,351
Gain on sale of available for sale financial assets	-	759	-	759
Total Revenue	38,845	9,669	1,426	2,856

4 EXPENSES

	[illegible]	2007 $000	2008 $000	2007 $000
Operating Expenses				
Net foreign currency losses	223	1,439	257	1,439
Depreciation	54	37	54	37
Employee expenses (net of superannuation)	1,040	1,309	1,040	1,309
Superannuation contribution expense	144	171	144	171
Production costs	7,432	1,377	-	-
Abandonment provision	236	207	-	-
Administrative expenses	451	449	451	449
Operating lease expense	166	136	166	136
Amortisation production properties	13,057	1,504	-	-
Exploration and evaluation costs written off	129	29,139	129	156
Write down of the carrying value of investments	-	-	-	28,983
Total Operating Expenses	22,932	35,768	2,241	32,680

5 AUDITORS REMUNERATION

	2008	2007	2008	2007
Amounts paid or due and payable to the auditor for:				
Audit or review of the financial reports	55,000	55,000	55,000	55,000
Other Services:				
tax compliance	18,500	34,181	18,500	34,181
	73,500	89,181	73,500	89,181

No other services were provided by the auditor during the period, other than those set out above.

6 TAXATION

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
INCOME TAX EXPENSE				
Current tax	1,110	1,566	-	-
Adjustment prior period tax	268	-	-	-
Deferred tax	2,447	(42)	-	-
	3,825	**1,524**	-	-
Income tax expense (benefit) is attributable to:				
Profit from continuing operations	3,825	1,524	-	-
	3,825	**1,524**	-	-
Aggregate income tax expense				
Deferred Income tax (revenue) expenses included in income tax comprises:				
Decrease (increase) in deferred tax assets	(14,128)	-	-	-
(Decrease) increase in deferred tax liabilities	16,575	130	-	-
	2,447	**130**	-	-
Numerical reconciliation of income tax expense to prima facie tax on accounting profit/loss				
Profit (loss) from continuing operations before income tax expense	15,546	(26,099)	(813)	(29,824)
Tax expense/(benefit) at Australian tax rate of 30% (2007: 30%)	4,664	(7,830)	(244)	(8,947)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income	-	-	-	
	4,664	**(7,830)**	**(244)**	**(8,947)**
Equity cost deductions	(214)	(214)	(244)	(214)
Difference in overseas tax rates	590	610	-	-
Allowable mining deductions	(251)	(515)	-	-
Adjustments for current tax of prior periods	-	-	-	-
Tax losses carried forward	-	9,473 -	244	9,161
Previously unrecognised tax losses now recognised	(964)	- -	-	-
Income tax expense (benefit)	**3,825**	**1,524**	-	-
Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	13,674	9,654	9,654	8,039
Potential tax benefit at 30%	**4,102**	**2,896**	**2,896**	**2,411**
Current tax liabilities				
Income tax payable attributable to:				
Parent Entity	-	-	-	-
Other entities not in the tax consolidated group	480	1,069	-	-
	480	**1,069**	-	-

6 TAXATION (cont')

Non-current assets – deferred tax assets	Tax Losses	Total
Movements - Consolidated		
	$000's	**$000's**
At 1 July 2006	-	-
Charged/credited to the income statement	-	-
At 30 June 2007	-	-
(Charged)/credited to the income statement	14,128	14,128
At 30 June 2008	**14,128**	**14,128**

Non-current – deferred tax liabilities	Exploration Assets	Total
Movements – Parent entity		
At 1 July 2006	-	-
Charged/credited to the income statement	-	-
At 30 June 2007	-	-
(Charged)/credited to the income statement	(16,617)	(16,617)
At 30 June 2008	**(16,617)**	**(16,617)**
Deferred tax balances – net impact on income tax expenses		
30 June 2007	-	-
30 June 2008	2,489	2,489

There are no movements in tax balances in the parent entity in the current or prior year.

7 CAPITAL AND RESERVES

	2008 $000	2007 $000	2008 $000	2007 $000
(a) Share Capital				
Issued and paid up 628,239,007				
(2007: 628,239,007) ordinary fully paid shares	141,900	141,800	141,900	141,800
At the beginning of the reporting period	141,800	141,477	141,800	141,477
Shares and options issued during the year				
19/04/12 1,283,334 options @ 20 cents (i)		113		113
19/04/12 1,283,333 options @ 22.5 cents (i)		106		106
19/04/12 1,283,333 options @ 25 cents (i)		104		104
04/04/08 1,000,000 options @ 35 cents (ii)	100	-	100	-
Closing balance	141,900	141,800	141,900	141,800

i) Grant of 3,850,000 options to employees

ii) Grant of 500,000 options each to employees R.J. Coppin and A.M. Knox.

Shares:
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the Sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company.

(b) Unlisted options

As at 30 June 2008 the following Unlisted options were outstanding:

4,100,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

No. of Options 01/07/07	Exercise Price (cents)	Grant Date	Expiry Date	Expired	Lapsed*	No. of Options 30/6/08	Vested
1,500,000	35	01/06/06	01/06/08	1,000,000	500,000	-	-
-	35	04/04/08	01/06/10	-	-	1,000,000	1,000,000
1,283,334	20	23/04/07	19/04/12	-	250,000	1,033,334	1,033,334
1,283,333	22.5	23/04/07	19/04/12	-	250,000	1,033,333	1,033,333
1,283,333	25	23/04/07	19/04/12	-	250,000	1,033,333	-
5,350,000				1,000,000	1,250,000	4,100,000	3,066,667

* Options granted to an employee in prior financial years who has ceased employment with the Company.

There are no further conditions attached to the options.

Options:
Option holders do not have the right to receive a dividend and are not entitled to vote at a meeting of the Company. Options may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(c) Available for sale financial assets reserve

Nature and purpose of reserve

The fair value reserve recognises the cumulative net change in the fair value of the available for sale investments until the investment is realised. Refer to Statement of Changes in Equity for movement in reserve account.

(d) Share based payment reserve

Nature and purpose of reserve

This reserve is used to record the value of equity benefit provided as part of agreements entered into by the company during the year. Refer to note 24 and the remuneration section of the Director's Report for details.

(e) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

Management are constantly adjusting the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

During 2008 management did not pay any dividends.

There has been no change to the strategy adopted by management to control the capital of the entity.

The gearing ratios for the year ended 30 June 2008 and 30 June 2007 are as follows:

	Consolidated Group		Parent Entity	
	2008	2007	2008	2007
	$000's	$000's	$000's	$000's
Borrowings	12,821	-	-	-
Trade and other payables	6,009	2,004	690	746
Total	18,830	2,004	690	746
Less cash and cash equivalents	14,761	9,104	14,761	9,104
Net debt	4,069	(7,100)	(14,071)	(8,358)
Total equity	87,077	75,172	68,048	68,677
Total capital	141,900	141,800	141,900	141,800
Gearing ratio	4.7%	N/A %	N/A %	N/A %

Cue Taranaki Pty Ltd, pursuant to its debt facility arrangements, has undertaken not to issue shares to third parties. Apart from this undertaking the Group is not subject to any externally imposed capital requirements.

8 TRADE AND RECEIVABLES

	Consolidated Group		Parent Entity	
	2008	2007	2008	2007
	$000's	$000's	$000's	$000's
Current receivables				
Trade receivables	7,540	643	-	-
Non-trade receivables and prepayments	66	291	66	291
	7,606	934	66	291
The ageing of trade receivables at the reporting date was as follows:				
Less than one month	7,540	643	-	-
One to three months	-	-	-	-
Three to six months	-	-	-	-
Six to twelve months	-	-	-	-
Greater than twelve months	-	-	-	-
	7,540	643	-	-

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables are neither past due nor impaired and relate to a number of independent customers for whom there is no recent history of default.

Impaired receivables
At 30 June 2008 there were no current trade receivables that were impaired (2007: $nil)

The balance of the allowance for impairment in respect of trade receivables at 30 June 2008 was $nil (2007: $nil). There has been no movement in the allowance during the year.

	Consolidated		Parent	
	2008	2007	2008	2007
	$000'S	$000'S	$000's	$000's
Non-current receivables				
Receivables due from controlled entities:				
Non-interest bearing	-	-	-	1,891
Interest-bearing	-	-	-	-
	-	-	-	1,891

Receivables due from controlled entities are shown net of impairment losses of $51.3 million (2007: $51.3 million) as detailed in Note 10.

Receivables due from controlled entities are for loans made in the ordinary course of business for an indefinite period. Interest-bearing amounts owing by controlled entities are at normal market terms and conditions.

The Directors consider the carrying value of receivables reflect their fair values.

9 PROPERTY, PLANT AND EQUIPMENT

	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Office and computer equipment				
Cost	264	234	264	234
Accumulated depreciation	(152)	(98)	(152)	(98)
	112	136	112	136

Reconciliation of the carrying amounts of each class of property plant and equipment at the beginning and end of the current financial year are set out below:

Balance at beginning of year	136	84	136	84
Additions	30	89	30	89
Disposals	-	-	-	-
Depreciation expense	(54)	(37)	(54)	(37)
Balance at end of year	112	136	112	136

10 OTHER FINANCIAL ASSETS

	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Non-Current				
Shares in other companies (Note 11)	336	269	336	269
Shares in subsidiaries (Note 12)	-	-	585	585
Advances to subsidiaries	-	-	104,553	108,815
Less allowance for impairment	-	-	(51,363)	(51,363)
	336	269	54,111	58,306

There has been no movement in the allowance for impairment during the year. In the prior period an impairment writedown of $28.98M was recorded increasing the impairment allowance as follows :

Allowance for impairment:				
Balance of beginning of year	-	-	(51,363)	(22,380)
Impairment write-down	-	-	-	(28,983)
Balance at end of year	-	-	(51,363)	(51,363)

Impairment write down in the prior period was primarily driven by the downgrade of the Jeruk oil discovery in the Sampang PSC, Indonesia. Following the assessment of the recoverable amounts of the cash generating units a write-down of $28.983million (Note 13) was required in the 2007 year and a corresponding write-down was required in the subsidiary company investment for the same amount.

11 SHARES IN OTHER COMPANIES

Non-Current

Fair value of exchange listed shares based on quoted market price at balance date	336	269	336	269

12 SHARES IN SUBSIDIARIES AND ASSOCIATES AT BALANCE DATE

Subsidiary Companies	PARENT 2008 $	2007 $	Interest Held	Country of Incorporation	Principal Activity
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue (Ashmore Cartier) Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Cue Taranaki Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,286,678	1,286,678	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,286,678)	(1,286,678)			
	-	-			
Cue Exploration Pty Ltd	1,929,077	1,929,077	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,343,808)	(1,343,808)			
	585,269	585,269			
Total	585,278	585,278			

All companies in the Group have a 30 June balance date. No changes have occurred in ownership percentage interest during the year.

Equity accounting for the associated Company has not been applied, as the amounts involved are immaterial. The Associate company was dormant during the current period and has no material assets or liabilities.

13 EXPLORATION AND EVALUATION EXPENDITURE

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Costs carried forward in respect of areas of interest in exploration and evaluation phase	19,762	75,398	-	-
Expenditure incurred during the year	11,543	19,595	129	156
Expenditure written off during the year	(129)	(29,139)	(129)	(156)
Expenditure transferred to production properties	-	(43,510)	-	-
Expenditure refunded during the year (1)	-	(2,582)	-	-
Closing balance	31,176	19,762	-	-

1) In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"). The agreement resulted in Medco reimbursing Cue in cash for the Medco proportional share of the past Jeruk expenditure and working capital.

Accumulated costs incurred on current areas of interest net of amounts written off -				
- Sampang PSC	14,058	12,963	-	-
- PNG PRL 9	675	635	-	-
- PNG PPL 190	11,305	3,900	-	-
- PNG PDL 3 (non unitized)	228	224	-	-
- PNG PRL 8	1,442	977	-	-
- Carnarvon Basin EP363	50	50	-	-
- WA-359-P	78	137	-	-
- WA-360-P	91	146	-	-
- WA-361-P	122	139	-	-
- WA-389-P	371	97	-	-
- WA-409-P	3	-	-	-
- T/37P	1,897	202	-	-
- T/38P	789	275	-	-
- PEP38413	2	-	-	-
- AC/RL7	65	17	-	-
Net accumulated exploration and evaluation expenditure	31,176	19,762	-	-

14 IMPAIRMENT OF CASH GENERATING UNITS

At 30 June 2008 the Group reassessed the carrying amount of its oil and gas assets (refer Note 15, Production Properties) for indicators of impairment such as changes in future prices, future costs and reserves. As a result, the recoverable amounts of cash-generating units were formally reassessed but no impairment write-downs were required.

Estimates of recoverable amounts are based on the assets' value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates of 10% (2007: 10%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

15 PRODUCTION PROPERTIES

[illegible]	[illegible] ($000)	[illegible] ($000)	[illegible] ($000)	[illegible] ($000)
Balance at beginning of year	48,119	4,626	-	-
Expenditure incurred during the year	20,660	1,694	-	-
Amortisation expense	(13,057)	(1,504)	-	-
Restoration provision amortisation	(236)	(207)	-	-
Expenditure transferred from exploration licences	-	43,510	-	-
Balance at end of year	55,486	48,119	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	3,057	4,609	-	-
Oyong – Sampang PSC	23,708	27,305	-	-
Maari – PMP 38160	28,721	16,205	-	-
Total	55,486	48,119	-	-

16 TRADE AND OTHER PAYABLES

	[illegible]	[illegible]	[illegible]	[illegible]
Current				
Trade Creditors and accruals	5,496	907	83	144
Directors and Director related entities	33	28	33	28
Advances from subsidiaries	-	-	574	574
	5,529	935	690	746

The Directors consider the carrying amount of payables reflect their fair values. Trade creditors are generally settled with 30 days. The Group does not have any significant concentration of credit risks.

17 INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 2.

Non-current liabilities				
Bank loans – secured	12,821	-	-	-
Bank loans – unsecured	-	-	-	-
	12,821	-	-	-

BANK LOANS – SECURED

A lending facility of US$20 million was entered into the 2006 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maari assets in New Zealand with a carrying amount at 30 June 2008 of A$28.7 million. The Group is subject to certain covenants which are common for such a facility. The average rate for the year was 4.37%, and A$12.8 million was outstanding at the balance sheet date. The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2012 directly from production receipts upon commencement of production.

18 PROVISIONS

	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Current				
Employee benefits	119	280	119	280
Non-Current				
Employee benefits	193	25	193	25
Restoration	769	801	-	-
	962	826	193	25

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

	Total Restoration $000's
Consolidated	
Balance at 1 July 2007	801
Provisions made during the year	236
Provisions used during the year	-
Unwind of discount	-
Change in discount rate	-
Foreign currency fluctuations	(268)
Balance at 30 June 2008	769
Parent	
Balance at 1 July 2007	-
Provisions made during the year	-
Provisions used during the year	-
Unwind of discount	-
Change in discount rate	-
Balance at 30 June 2008	-

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include costs of removing facilities, abandoning wells and restoring the affected areas.

19 INTERESTS IN JOINT VENTURES

Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/37P	Cue Energy Resources Limited	50	2,629	1,315	08/12/2010
T/38P	Cue Energy Resources Limited	50	2,618	1,309	08/12/2010
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10 option	322	32	11/08/2007
WA-359-P	Cue Energy Resources Limited	20	1,218	244	31/01/2011
WA-360-P	Cue Energy Resources Limited	20	1,215	243	31/01/2011
WA-361-P	Cue Energy Resources Limited	15	1,216	182	31/01/2011
WA-389-P	Cue Energy Resources Limited	100	3,825	3,825	29/08/2012
WA-409-P	Cue Energy Resources Limited	50	569	284	20/04/2014
Timor Sea					
ACR/L7	Coogee Resources Limited	20	420	84	Retention Licence
New Zealand					
PMP 38160	OMV New Zealand Limited	5	430	21.5	02/12/2027
PEP 38413	OMV New Zealand Limited	5	45.98	2.299	31/12/2010
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2012
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2012
PPL 190	Oil Search Ltd	10.947	1,866	196.6	05/06/2011
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15 (8.181818 Jeruk field)	2,006	300.9	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

19 INTERESTS IN JOINT VENTURES (cont')

The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Current Assets:				
Receivables	7,538	643	-	-
Non Current Assets:				
Exploration and Evaluation Expenditure(Note 13)	31,176	19,762	-	-
Production Properties (Note 15)	55,486	48,119	-	-
Net Assets employed in the Joint Ventures	86,662	67,881	-	-
Current Liabilities:				
Payables – cash calls by operator	5,319	1,258	-	-
Non Current Liabilities:				
Borrowings	12,821	-		
Other	768	801		
Income	38,309	7,757		
Expenses	20,724	32,071	-	-

20 COMMITMENTS FOR EXPENDITURE

a) Exploration Tenements

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	2008 $000's	2007 $000's	2008 $000's	2007 $000's
Not later than one year	9,720	9,270	-	-
Later than one year but not later than 2 years	6,992	5,430	-	-
Later than 2 years but not later than 5 years	2,500	-	-	-
Later than 5 years	-	-	-	-
	19,212	14,700	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

20 COMMITMENTS FOR EXPENDITURE (cont')

b) Development Expenditure

	2008 $000	2007 $000	2008 $000	2007 $000
Not later than one year	28,067	7,817	-	-
Later than one year but not later than 2 years	5,043	15,628	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	33,110	23,445	-	-

All development expenditure commitments relates to the development of oil and gas fields.

c) Lease Commitments

Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	160	130	160	130
Later than one year but not later than five years	-	-	-	-
Later than five years	-	-	-	-
	160	130	160	130

During the year ended 30 June 2008 the Group recognised $0.16 million (2007: $0.13 million) as an expense in the income statement in respect of operating leases. The lease over the Company's business premises has not been finalised. The expected expenditure over the ensuing financial year is expected to be approximately $0.16 million.

21 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year:

- MEO Australia Limited has irrevocably committed to drill the Zeus -1 well in Cue's North West Shelf permit WA-361-P. Zeus -1 will target a multi – TCF potential gas prospect which is immediately adjacent to the established North West Shelf Gas Project. The well is expected to be drilled in October 2008. Cue will be carried at no cost for a 15% interest.

- The Company entered into a farmin arrangement with Todd Exploration Limited, a company associated with the Director, R.G. Tweedie, to earn a 20% interest in PEP38494 in the Taranaki Basin, New Zealand. Cue will earn its interest in the block by funding 30% of the costs of drilling the Matariki -1 well. The farm in arrangements are on commercial terms.

Apart from these arrangements the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

22 EARNINGS PER SHARE

	2008	2007
Basic earnings/(loss) per share	$0.019	($0.044)
Diluted earnings/(loss) per share	$0.019	($0.044)
Net profit/(loss) after tax	$11,719	($27.623M)
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share	628,239,007	628,239,007

Basic earning per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity of the Parent by the weighted average number of ordinary share outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	Consolidated	
	2008	2007
	$000's	$000's
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit attributable to ordinary equity holders of the Parent from continuing operations	11,719	(27,623)
Net loss attributable to ordinary equity holders of the Parent from discontinued operations	-	-
Net profit attributable to ordinary equity holders of the Parent	11,719	(27,623)

	Consolidated	
	2008	2007
	Number of shares	
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:	628,239,07	628,239,07
Basic earnings per share		
Partly paid shares	-	-
Share options	4,100,000	5,350,000
Share acquisition rights	-	-
Diluted earnings per share	$0.019	($0.044)

Options outstanding issued under the Cue Energy's Executive Share Option Plan; issued to eligible executives have been classified as potential ordinary shares and included in the calculation of diluted earnings/(loss) per share.

During the year, Nil (2007: Nil) options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options and partly paid shares assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 4,100,000 (2007: 5,350,000).

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 7(b).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

23 FINANCIAL REPORTING BY SEGMENTS

Segment Information

The Group operates predominantly in one business, namely the exploration development and production of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest-earning assets and revenue, interest-bearing, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea and New Zealand.

2008

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	$000's	$000's	$000's	$000's
Geographic segments					
Revenue					
Revenue from Australian customers	-	-	-	536	536
Revenue from international customers	29,962	8,347	-	-	38,309
Total revenue	29,962	8,347	-	536	38,845
Results					
Segment results	12,231	5,386	(369)	(1,704)	15,544
Unallocated corporate expenses	-	-	-	-	-
Earnings before interest and tax ("EBIT")	12,231	5,386	(369)	(1,704)	15,544
Unallocated net financing (costs)/income					
Profit/(loss) before tax					
Income tax expense	(2,715)	(1,110)	-	-	(3,825)
Net profit/(loss) for the period	9,516	4,276	(369)	(1,704)	11,719
Non-cash expenses					
Depreciation and depletion	11,598	1,459	-	54	13,111
Unallocated corporate depreciation and depletion	-	-	-	-	-
Total depreciation and depletion	11,598	1,459	-	54	13,111
Exploration and evaluation expensed	-	-	-	-	-
Net impairment loss on oil and gas assets	-	-	-	-	-
Abandonment provision	-	236	-	-	236
Total non-cash expenses	11,598	1,695	-	54	13,347
					-
Result after tax	**9,516**	**4,276**	**(369)**	**(1,704)**	**11,719**
Assets					
Segment assets	58,251	17,945	28,722	18,687	123,605
Unallocated corporate assets					
Consolidated total assets	**58,251**	**17,945**	**28,722**	**18,687**	**123,605**
Liabilities	**20,180**	**2,264**	**13,610**	**473**	**36,528**
Segment assets	-	-	-	-	-
Unallocated corporate assets	-	-	-	-	-
Consolidated total liabilities	**20,180**	**2,264**	**13,610**	**473**	**36,528**

23 FINANCIAL REPORTING BY SEGMENTS (cont')

2007

	INDONESIA	PNG	NZ	AUSTRALIA	TOTAL
	$000's	$000's	$000's	$000's	$000's
Geographic segments					
Revenue					
Revenue from Australian customers	-	-	-	1,912	1,912
Revenue from international customers	-	7,757	-	-	7,757
Total revenue	-	7,757	-	1,912	9,669
Results					
Segment results	(28,983)	4,972	-	(2,088)	(26,099)
Unallocated corporate expenses	-	-	-	-	-
Earnings before interest and tax ("EBIT")	(28,983)	4,972	-	(2,088)	(26,099)
Unallocated net financing (costs)/income					
Profit/(loss) before tax					
Income tax expense	-	(1,524)	-	-	(1,524)
Net profit/(loss) for the period	(28,983)	3,448	-	(2,088)	(27,623)
Non-cash expenses					
Depreciation and depletion	-	1,504	-	37	1,541
Unallocated corporate depreciation and depletion	-	-	-	-	-
Total depreciation and depletion	-	1,504	-	37	1,541
Exploration and evaluation expensed	-	-	-	-	-
Net impairment loss on oil and gas assets	-	-	-	-	-
Abandonment provision	-	207	-	-	207
Total non-cash expenses	-	1,711	-	37	1,748
Result after tax	(28,983)	3,448	-	(2,088)	(27,623)
Assets					
Segment assets	40,323	10,933	16,205	10,863	78,324
Unallocated corporate assets					
Consolidated total assets	**40,323**	**10,933**	**16,205**	**10,863**	**78,324**
Liabilities					
Segment assets	441	2,023	210	477	3,152
Unallocated corporate assets	-	-	-	-	-
Consolidated total liabilities	441	2,023	210	477	3,152

Business Segments

The consolidated entity operates in the one business segment of petroleum exploration, development and production.

24 SHARE BASED PAYMENTS

Directors and Employee Benefits – Share Based Payment Plans

Ownership based compensation payments for employees and executives of the group are made at the discretion of the Board.

Share-based payments

The following reconciles the outstanding options and share rights granted as remuneration at the beginning and end of the year.

	2008	2008
	Number of Share Rights (ordinary shares)	**Number of Options** (over ordinary shares)
Balance at beginning of the Year	-	5,350,000
Granted during the Year	625,000	1,000,000
Forfeited during the Year	-	(1,250,000)
Expired during the Year	-	(1,000,000)
Issued Shares during the Year	-	-
Balance at end of the Year	625,000	4,100,000

Weighted average remaining contractual life of share rights is 1.25 years. Range of exercise prices for options as share rights is disclosed in the Remuneration Report.

	2007	2007
	Number of Share Rights (ordinary shares)	**Number of Options** (over ordinary shares)
Balance at beginning of the Year	-	2,000,000
Granted during the Year	-	4,350,000
Lapsed/forfeited during the Year	-	1,000,000
Expired during the Year	-	-
Issued Shares during the Year	-	-
Balance at end of the Year	-	5,350,000

Range of exercise prices for options as share rights is disclosed in the Remuneration Report.

24 SHARE BASED PAYMENTS (cont')

Share Based Payments Granted – Share entitlements and Options over Ordinary Shares

	Number of Share Rights Granted (ordinary shares) Expiring 30 Sep 2008	Number of Options Granted (over ordinary shares) Expiring 1 Jan 2010
2008		
Grant Dates		
16 April 2008	625,000	1,000,000
	625,000	**1,000,000**
2007		
Grant Dates		
23 April 2007	-	4,350,000
	-	**2,000,000**

Key Assumptions used in Determining Value of Employee Entitlement Shares During the Year

Assumptions used	Ordinary Shares Right(i)	Options issued to Executives(ii)
Share Price – grant date	25.5 cents	25.5 cents
Volatility of Share Price	N/A	27%
Exercise Price	N/A	35 cents
Date of maturity	01/01/10	01/06/10
Risk Free rate of Interest	6%	6.11%
Expected Dividend Yield	-	-
Vesting Date	01/01/10	Immediate
Valuation	$17,893	$100,000

Total expense for share based payments recognized during the financial year ended 30 June 2008 $117,893 (2007: $322,182).

(i)Shares Rights Granted – Executives and Employees

During the year and up to the date of this report, rights to 625,000 ordinary shares were granted to executives and employees. The shares have not been issued and will not vest until 01/01/10 based on the respective executives and employees continued tenure of employment.

The shares are measured based on their fair value at grant date (16 April 2008). This fair value is based on the market price. The vesting conditions are not taken into account when estimating the fair value of the shares but will be taken into account by adjusting the number of shares expected to vest. Assuming all employees are expected to remain employed until 1 January 2010 and therefore all shares are expected to vest, the fair value of the shares is recognised over the period from grant date to vesting date, i.e: 16 April 2008 to 1 January 2010.

(ii)Options over ordinary shares – Executives

During the year and up to the date of this report, 1,000,000 options over ordinary shares were granted to executives. The options have a grant date of 16 April 2008, being the date of the board meeting at which they were approved. The options vested immediately upon granting. No other terms of the options have been provided and as such we have assumed the options vest immediately, entitle the holder to one share for every option on expiry and have no other restrictions on them.

25 KEY MANAGEMENT PERSONNEL AND RELATED PARTY DISCLOSURES

Key Management Personnel

The following were Directors of Cue Energy Resources Limited during the financial year:

Chairman
R.G. Tweedie (Non-Executive)
Non-Executive Directors
E.G. Albers
L. Musca
L. Taylor (resigned 6 August 2007)

Key Management Personnel
Executives (other than Directors with the authority for strategic direction and management).

Name	Position
R.J. Coppin	Chief Executive Officer
A.M. Knox	Company Secretary and Chief Financial Officer

Remuneration

Compensation of Key Management Personnel – 2008:

Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits** $	Super-annuation $	Retirement benefits $	Share Purchases* $	Options/ Shares $	Total Performance Related %	Total $
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	58,334	-	-	58,334
E.G. Albers	29,167	-	-	-	-	29,167	-	-	58,334
L. Musca	29,167					29,167			58,334
Total	58,334	-	-	-	-	116,668	-	-	175,002
Executives									
R.J. Coppin	216,041	-	40,533	87,600	-	-	56,726	22.7	400,900
A.M. Knox	217,776	-	62,717	22,860	-	29,986	56,726	23.3	390,065
Total	433,817	-	103,250	110,460	-	29,986	113,452	-	790,965
Total remuneration of Executives and Directors	492,151	-	103,250	110,460	-	146,654	113,452	-	965,967

* Shares purchased on market as an alternative to cash salary.
** Non performance based salary sacrifice benefits, including motor vehicle expenses.

Compensation of Key Management Personnel – 2007:

Name	Cash salary and fees	Cash Bonus	Non monetary benefits**	Super-annuation	Retirement benefits	Share Purchases*	Options/ Shares	Total Performance Related	Total
	$	$	$	$	$	$	$	%	$
Non Executive Directors									
R.G. Tweedie	6,250	-	-	-	-	43,750	-	-	50,000
E.G. Albers	25,000	-	-	-	-	25,000	-	-	50,000
K. Hoolihan	21,909					21,895			43,804
L. Musca	25,000	-	-	-	-	25,000	-	-	50,000
Total	78,159	-	-	-	-	115,645	-	-	193,804
Executives									
R.J. Coppin	215,000	-	50,904	87,600	-	-	83,667	19.1	437,171
A.M. Knox	225,299	-	42,173	23,760	-	19,979	83,667	21.2	394,878
Total	440,299	-	93,077	111,360	-	19,979	167,334	-	832,049
Total remuneration of Executives and Directors	518,458	-	93,077	111,360	-	135,624	167,334	-	1,025,853

* Shares purchased on market as an alternative to cash salary.

** Non performance based salary sacrifice benefits, including motor vehicle expenses.

Refer to the Remuneration Report section of the Directors' Report for details on remuneration disclosures.

Options holdings

The number of options of ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the Executive Key Management Personnel including their personally related entities are set out below:

[illegible]	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
E.G. Albers	-	-	-	-	-	-
K. Hoolihan	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,000,000	500,000	-	500,000	1,500,000	1,166,667
A.M. Knox	1,000,000	500,000	-	500,000	1,500,000	1,166,667

Details of Options

No. of Options	Exercise Price	Grant Date	Price of Share at Grant Date	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value $
1,000,000	35 cents	23/04/07	21.5 cents	01/06/08	Immediate	0	27	6	100,000
666,668	20 cents	23/04/07	15.5 cents	19/04/12	Immediate	0	67	7	58,667
666,666	22.5 cents	23/04/07	15.5 cents	19/04/12	19/04/08	0	67	7	55,334
666,666	25 cents	23/04/07	15.5 cents	19/04/12	19/04/09	0	67	7	53,334

25 KEY MANAGEMENT PERSONNEL AND RELATED PARTY DISCLOSURES (cont')

Options issued have been valued using the Black Scholes method and are not based on Company performance, but industry practice. Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

Shareholdings

	Balance at end of year	Acquired during year on exercise of options	Purchases other than remuneration	Purchases as Part of Directors Savings Plan*	Sales During the year	Balance at Report Date
Directors 2008						
R.G. Tweedie	2,579,877	-	-	77,095	-	2,656,972
E.G. Albers	8,039,917	-	-	38,547	-	8,078,464
L. Musca	12,516,897	-	-	38,547	-	12,555,444
Directors 2007						
R.G. Tweedie	2,243,361	-	-	336,516	-	2,579,877
E.G. Albers	6,921,658	-	1,000,000	118,259	-	8,039,917
L. Musca	12,306,971	-	-	209,926	-	12,516,897
Executives 2008						
R.J. Coppin	1,500,000	-	-	-	-	1,500,000
A.M. Knox	1,740,504	-	88,727	-	-	1,829,231
Executives 2007						
R.J. Coppin	1,500,000	-	-	-	-	1,500,000
A.M. Knox	1,593,833	-	146,671	-	-	1,740,504

* Share purchases made on behalf of Directors after year end as part of their remuneration for the year ended 30 June 2008.

Related party transactions and balances.

Members of the Board of Directors

The Directors in office during the year were L. Musca, R. Tweedie, E.G. Albers and L. Taylor (resigned 6 August 2007). During the year Directors' fees for the parent company of $188,254 were paid (2007: $193,804). Included in this amount are cash payments of $13,255 on behalf of one Director, R. Tweedie, to Todd Petroleum Mining Company Limited, of which the Director is associated, $29,167 (2006: $25,000) to Leon Nominees Pty Ltd of which one Director is associated and $29,167 to 500 Custodian Pty Ltd of which one Director is associated.

The Company is in joint ventures with Exoil Limited and Gascorp Australia Ltd, companies associated with a Director, E.G. Albers, in three Australian exploration permits respectively.

The permits with Exoil Limited are T/37P, T/38P and WA-359-P and with Gascorp Australia Ltd, WA-360-P, WA-361-P and WA-409-P. All permits are held on a 50:50 basis. Cue is the operator of all the permits. Refer Note 19 for further details. Management fees received on these licences were $170,685 (2007: $122,943).

The Company has entered into a farmin arrangement with Todd Exploration Limited, a company associated with the Director, R.G. Tweedie, to earn a 20% interest in PEP38494 in the Taranaki Basin, New Zealand. Cue will earn its interest in the block by funding 30% of the costs of drilling the Matariki -1 well. The farm in arrangements are on commercial terms.

The joint venture arrangements are on commercial terms.

Subsidiaries

Details of subsidiary companies are shown in Note 12. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 10. Allowance has been made by the parent company for possible non-recovery of loans to subsidiaries of $51.363M (2007: $51.363M).

Repayment of amounts owing to the Company at 30 June 2008 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company has provided a financial guarantee for Cue Taranaki's performance, as required by the Maari FPSO lease and contract, and guaranteed performance under the project loan facility until construction completion.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $480,000 (2007: $480,000) and interest of $409,658. (2007: $462,673) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd. Further management fees of $NIL (2007: $131,000) were charged by the parent to other subsidiaries.

26 NOTE TO CASH FLOW STATEMENT

	[illegible]	[illegible]	[illegible]	2007 $000
(a) Reconciliation of operating profit / (loss) to net cashflows from operating activities:				
Reported profit / (loss) after tax	11,719	(27,623)	(815)	(29,824)
Impact of changes in working capital items				
Decrease/(increase) in receivables	(20,929)	(279)	225	(74)
Increase/(decrease) in payables	18,173	(463)	(57)	100
Items not involving cash flows				
Depreciation	54	37	54	37
Amortisation	13,057	1,504	(480)	-
Management Fee	-	-	-	-
Share based payments	128	322	128	322
Finance Fee	-	-	(410)	-
Net loss (gain) on foreign currency conversion	1,046	781	1,046	781
Abandonment charge	(33)	207	-	-
(Profit) on sale of investments	-	(759)	-	(759)
Write down/(up) value of exploration expenditure	-	28,983	-	-
Write down/(up) value of investments	-	-	-	28,983
Net cash flows from operating activities	23,215	2,710	(309)	(434)
(b) Cash comprises cash balances held within Australia and overseas:				
Australia	14,761	9,104	14,761	9,104
Cash flow statement cash balance	14,761	9,104	14,761	9,104

Chartered Accountants
& Business Advisers

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

We have audited the accompanying financial report of Cue Energy Resources Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Cue Energy Resources Limited and the consolidated entity comprising Cue Energy Resources Limited and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(b), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements* that compliance with Australian Equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

Chartered Accountants
& Business Advisers

Auditor's Opinion

In our opinion:

(a) the financial report of Cue Energy Resources Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the entity's and consolidated entity's financial position as at 30 June 2008 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the consolidated and parent financial reports also comply with International Financial Reporting Standards as disclosed in Note 1(b).

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 11 to 16 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Cue Energy Resources Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Acts 2001*.

PKF

PKF
Chartered Accountants

David Garvey

D J Garvey
Partner

30 September 2008
Melbourne

END